Miller Energy Resources
9051 Executive Park Drive
Suite 103
Knoxville, TN 37923
O: (865) 223-6575
F: (865) 691-8209
paul@millerenergyresources.com

August 16, 2011

'CORRESP'

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attention:	Robert Carroll
Ethan Horowitz, Branch Chief

Re:	Miller Energy Resources, Inc.
Form 10-K for the year ended April 30, 2010 Filed July 28,2010
File No. 001-34732

Ladies and Gentlemen:

Miller Energy Resources, Inc. (the “Company”) is in receipt of the Staff’s comment letter dated July 26, 2011. Following are the Company’s responses to the Staff’s comments contained in such letter.

Form 10-K for Fiscal Year Ended April 30, 2010

General

1.

The staff notes you omitted audited financial statements of three acquired businesses in fiscal 2010 from your Form 8-K reporting the acquisitions. These financial statements are required under the item 9.01 of that Form.

We will not waive the requirements of Form 8-K. If you are unable to file the audited financial statements of the acquisition business and pro forma financial statements for the periods required by the Form, we will consider those Forms 8-K to be materially deficient. Since you did not file the required financial statements and pro forma financial information for each of those acquisitions within the extended time period provided by the Form, we will not consider them to have been timely filed for purposes of Form S-3.

Further, until you file audited financial statements of the acquired businesses for the time span required under Rule 8-04 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X, we will not declare effective any registration statements of post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of the Regulation, until you file the required financial statements. This restriction does not apply to:

(a)

Offering or sales of securities upon conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;

(b)

Dividend or interest reinvestment plans;

(c)

Employee benefit plans;

(d)

Transactions involving secondary offerings; or

(e)

Sales of securities under Rule 144.

Once you file audited financial statements that include post-acquistion results of operations of the acquired businesses for an appropriate period, we will, at your request, consider accepting audited financial statements for a period of time less than that required under Rule 8-04 of Regulation S-X. However, considering the significance of the acquisition of the Alaska business from Pacific Energy, we would not expect to be in a position to consider any such request until the company files its audited financial statements for the fiscal year ended April 30, 2012.

RESPONSE: We acknowledge the staff’s comment.

2.

We note in your response letter from May 6, 2011 that you will clarify your disclosure in future filing to consistently reference business acquisition instead of certain assets. In addition to this clarification, we note the amounts in your footnotes, particulary with respect to the acquisition gains, do not correspond to the face of the financial statements. Certain gains are disclosed pretax, while others are disclosed on an after tax basis. Please confirm you will clarify your disclosure in future filings to consistently reference amounts that can be easily reconciled to the face of your financial statements.

RESPONSE: We confirm that we will clarify our disclosure in future filings to consistently reference amounts that can be easily reconciled to the face of our financial statements.

Engineering Comments

Item 1- Business

Net Reserves at April 30, page 4

3.

In part, your response eight to our June 7, 2011 letter states, “Based on March and April expense, [Redoubt Shoal] lifting costs would be $5.78/OB.” Please furnish to us line item schedules for the projected unit production costs used in your third party reserve report and from the historical costs you cite. Include production cost figures for pumper’s wages, fuel/electric power for operating pumping equipment, subsurface and surface maintenance, insurance, ad valorem taxes, producing well overhead (other than costs associated with general corporate activites, salt water disposal, acidizing, work-overs to maintain production.

RESPONSE: Under separate cover, we are overnighting to Mr. Carroll the line item schedules requested which includes the requested detail.

4.

In our prior comment nine, we asked for the authorization for expenditure (“AFE”) for four proved undeveloped locations including the RU 3A. However, we received the AFE for the RU 3 gas recompletion. Please furnish to us the requested documents.

RESPONSE:  We apologize for the mistake and under separate cover, we are overnighting to Mr. Carroll the correct AFE and our projected economic evaluation.

5.

In the other three AFE’s, the net reserves used in the economics presentation appear to be 30% lower than the figures from your third party reserve report. Please explain these differences to us. Address the requirement that the actual ultimate hydrocarbon recovery is much more likely than not to exceed the proved reserve estimate.

RESPONSE:  CIE conducts its own internal reserve evaluation for project economic evaluations and consequently is typically more conservative (decline curve analysis, geological/reservoir review/mechanical factors, etc) than most third party evaluations. For example, Ralph E Davis used a decline curve of 17-20 % decline by year on the four planed RU re-drills, CIE used 21% in the economic evaluation. CIE agrees with Ralph E Davis estimated recoverable reserves. Under separate cover, we are overnighting to Mr. Carroll projected decline curve graphs for Redoubt 2A, 3A, 4A and 5A.

6.

In our prior comment 10, we asked for support for the PUD location Northern Step Out 1 (NSO2). We did not receive maps or materials indicating that this location is in a penetrated fault block. Please direct us to the proper documents or furnish to us the requested items. Include the reports for the drill stem test as referenced by the third party engineer’s cover, “The non-producing fault block was confirmed with logs, DST, seismic and analogous producing zones in contiguous fields.”

RESPONSE:   In our prior response we sent the data requested.  It appears that there has been a miscommunication concerning the well nomenclature.  Under separate cover, we are overnighting to Mr. Carroll a map of the Northern Step Out 1 (NSO2), labeled 6a.  The well location on map 6a is labeled RU 17.  There is a previous well penetration in the Fault Block (McArthur No. 1A).  The Mobil S. McArthur No. 1A bottom hole location is located just to the northwest of the RU 17 location in the same fault block.

To clarify, the Northern Step Out 1 is the well name in the report and the NSO2 refers to the fault block.  As you can see on the map there is a Northern Step Out 1 fault block immediately to the south. The Mobil No. 1A well has log shows (provided to Mr. Carroll by overnight as 6b) and several failed DST’s (provided to Mr. Carroll by overnight as 6c) that recovered some oil and gas.  Note that the pay interval is 11,800’ to 11,900’ with shows through 12,000’.

Historical production from the Hemlock formation in the Redoubt Shoal Field (Central and Southern Fault Blocks) has been oil. Cumulative production through 12/31/2009 from Redoubt wells 1, 2, 3, 5, 6 and 7 was 2,353,305 barrels of oil with gas oil ratios (GOR’s) ranging from 200 to 300. It seems unlikely that the anticipated Hemlock production from the NSO2 Well will have a gas cap. There is no indication of free gas being produced in the Redoubt Shoal Field or in the nearby McArthur River Trading Bay Unit.

NSO2 is situated structurally two fault segments North and up structure of the Redoubt Field central fault block currently producing. It is further structurally situated fault separated and down structure from the McArthur River TBU Field. Both the Redoubt Shoal field and McArthur River have numerous wells within their boundaries that have established oil production from numerous benches within the Hemlock formation. Production from field wells has predominantly been oil to date with some associated gas.

No gas caps have been seen in evidence within existing production from Hemlock productive reservoirs. A careful review of existing production from Hemlock reservoirs was prepared during early stages of developing the NSO2 (and related structure) evaluation. Input data utilized for the analysis is shown in the following chart:

All Reservoirs		Oil Reservoirs		Gas Reservoirs			Oil	Gas
Average Porosity (decimal)	Hydrocarbon Saturation (decimal)	Recovery Efficiency (decimal)	Oil Form. Vol.Factor (rb/stb)	Recovery Efficiency (decimal)	Gas Exp. Factor (scf/rcf)	Surface Loss (decimal)	BBLS per acre-foot	MCF per acre-foot
0.10	0.60	0.15	1.10	0.73	200	0.00	77	484
0.14	0.75	0.35	1.20	0.80	300	0.01	197	865
0.09	0.55	0.11	1.06	0.70	170	0.00	52	382
0.12	0.67	0.21	1.15	0.76	239	0.00	107	615
0.12	0.67	0.23	1.15	0.76	245	0.00	123	647
0.12	0.67	0.24	1.15	0.76	248	0.00	131	664
0.16	0.82	0.49	1.24	0.83	354	0.00	289	1,095

These data do not support the premise of encountering non-associated gas or a primary gas cap in the planned well. It should be noted that McArthur River wells up structure of the NSO2/related structure are primarily oil productive with small amounts of associated gas.

The NSO2 prospect is expected to encounter oil reservoirs similar to those encountered at Redoubt Shoal and McArthur River fields. Any gas reservoirs encountered are expected to be in the upper to middle Tyonek formations.

7.

In response 11, you stated that you had neither access to natural gas spot markets nor current gas sales contracts your claim to proved sales gas reserves in Alaska. Without reliable access to markets, reasonable certainty of reserve monetization is questionable. Please remove these sales gas volumes from your disclosed proved reserves. Alternatively, explain why you believe these volumes represent proved reserves.

RESPONSE:  To clarify, we do have reliable access to the natural gas markets via Cook Inlet Gas Gathering System (CIGGS) (provided under separate cover, we are overnighting to Mr. Carroll a map showing our access to the natural gas markets, labeled 7a). Another point of clarification, Cook Inlet Energy (CIE) has and continues to have a sales gas contract with Aurora (provided under separate cover, we are overnighting to Mr. Carroll this contract labeled 7b).  Pursuant to this Confirmation #3, and the attached Base Contract, Aurora Power's contract to purchase gas from CIE ran through January 31, 2011 but continues month-to-month until terminated by either party with 15 days prior written notice.  In addition, CIE recently executed a sales gas contract (spot charter) with ENSTAR (subject to Regulatory Commission of Alaska (RCA) approval).

We have already received inquiries from interested parties and have executed agreements to purchase our gas as it becomes available (provided under separate cover, we are overnighting to Mr. Carroll an ENSTAR Letter of Intent & ENSTAR Spot Charter Agreement, 7c and 7d, respectively). As is already widely known, the shortage of gas in the Cook Inlet has sparked a number of Alaska tax credits designed to provide incentives to E&P companies to drill for oil & gas in the Cook Inlet to help meet demand. The gas shortage situation has progressively gotten worse such that the Agrium fertilizer plant has been shutdown and the LNG plant (currently online) has had to curtail throughput so that natural gas could be diverted to local utilities during the peaking high gas demand periods. As such, the Alaska Legislature is currently evaluating importing natural gas through the LNG plant to help meet the current and growing demands.

In addition with current natural gas demand, there are numerous new industries looking at coming to the Cook Inlet but have concerns about not enough gas to support their operations. Due to the above CIE feels it is appropriate to keep the proved gas reserves listed in the reserve report as it is apparent gas can and will be sold as it becomes available.

The Company trusts the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ Paul W. Boyd
Paul W. Boyd

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